Room 4561
via fax (336) 538-1603
						July 25, 2005

Randolph J. Cary, Jr.
Chief Executive Officer
Midcarolina Financial Corporation
3101 South Church St.
Burlington, NC 27215

Re:	Midcarolina Financial Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 30 ,2005
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 13, 2005

Dear Mr. Cary:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

Liquidity, page 14

1. We note that the Bank anticipates utilizing Certificates of Deposit of Account Registry Service ("CDARS") to fund your operations. Please explain this program. Tell us how it operates, tell us what parties are involved (who runs the system and what banks are in the network) and tell us how the deposits are reflected on the
Company`s financial statements.



Report of Independent Registered Public Accounting Firm, page 41

2. Revise to include a signed report from the Company`s independent public accounting firm pursuant to Item 310 of Regulation S-B and
Article 2-02(a) of Regulation S-X.

Consolidated Statements of Cash Flows, page 46

3. We note that you present the "(increase) decrease in loans held for sale" on a net basis in your cash flow from operations in the Consolidated Statements of Cash Flows. Tell us how you considered paragraph 21 of SFAS 104 to report cash receipts from sales on a gross basis.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Randolph J. Cary, Jr.
Midcarolina Financial Corporation
July 25, 2005
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